UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Interleukin Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458738101

(CUSIP Number)

Susan Vuong

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 835-9378

with a copy to:

Michael L. Lawhead

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458738101	13D

1.	Names of Reporting Persons Bay City Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 149,347,361
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 149,347,361
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,347,361
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 458738101	13D

1.	Names of Reporting Persons Bay City Capital Fund V Co-Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 149,347,361
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 149,347,361
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,347,361
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 458738101	13D

1.	Names of Reporting Persons Bay City Capital Management V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 149,347,361
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 149,347,361
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,347,361
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 458738101	13D

1.	Names of Reporting Persons Bay City Capital Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 149,347,361
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 149,347,361
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,347,361
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.5%
14.	Type of Reporting Person (See Instructions) PN

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 22, 2013 (the “Original Schedule 13D”), by Bay City Capital LLC, a Delaware limited liability company (“BCC”), on behalf of the Reporting Persons pursuant to the Joint Filing Agreement attached to the Original Schedule 13D as Exhibit 99.1. Except as specifically amended by this Amendment No. 3, items in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D. BCC is the manager of Bay City Capital Management V LLC, a Delaware limited liability company (“Management V”), which is the general partner of Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment V”). BCC is also an advisor to Fund V and Co-Investment V.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

Fund V and Co-Investment V purchased the Initial Securities (as defined in Item 4 below) for an aggregate purchase price of $5,647,058.75 using capital contributions from the partners of Fund V and Co-Investment V pursuant to pre-existing capital commitments under the terms of the respective limited partnership agreements of Fund V and Co-Investment V.

Fund V and Co-Investment V purchased the 2014 Securities (as defined in Item 4 below) for an aggregate purchase price of $2,657,142.79 using capital contributions from the partners of Fund V and Co-Investment V pursuant to pre-existing capital commitments under the terms of the respective limited partnership agreements of Fund V and Co-Investment V.

Fund V and Co-Investment V purchased the 2016 Securities (as defined in Item 4 below) for an aggregate purchase price of $2,999,999.95 using capital contributions from the partners of Fund V and Co-Investment V pursuant to pre-existing capital commitments under the terms of the respective limited partnership agreements of Fund V and Co-Investment V.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

On May 17, 2013, Fund V and Co-Investment V entered into a Common Stock Purchase Agreement (the “May 2013 Purchase Agreement”) with the Issuer and the other purchasers party thereto. Pursuant to the May 2013 Purchase Agreement, the Issuer sold: (i) 20,187,464 shares of the Issuer’s Common Stock (“Common Stock”) at a purchase price of $0.2745 per share to Fund V; (ii) warrants to purchase 15,140,598 shares of Common Stock having an exercise price of $0.2745 per share to Fund V; (iii) 384,699 shares of Common Stock at a purchase price of $0.2745 per share to Co-Investment V; and (iv) warrants to purchase 288,524 shares of Common Stock having an exercise price of $0.2745 per share to Co-Investment V (collectively, the “Initial Securities”). In connection with the transaction, all outstanding shares of the Issuer’s Series B Preferred Stock were converted into 10,928,961 shares of Common Stock, all outstanding shares of the Issuer’s Series A-1 Preferred Stock were converted into 28,160,200 shares of Common Stock and an aggregate of $14,316,255 in principal amount of outstanding convertible debt of the Issuer was converted into 2,521,222 shares of Common Stock (collectively, the “May 2013 Transaction”). The May 2013 Purchase Agreement is attached to this Amendment No. 3 as Exhibit 99.2 and is incorporated herein by this reference. The Reporting Persons acquired the Initial Securities for investment purposes with the aim of increasing the value of the investment and the Issuer.

On December 23, 2014, Fund V and Co-Investment V entered into a Securities Purchase Agreement (the “December 2014 Purchase Agreement”) with the Issuer and the other purchasers party thereto. Pursuant to the December 2014 Purchase Agreement, the Issuer sold: (i) 25,996,552 shares of the Issuer’s Common Stock at a purchase price of $0.1003 per share to Fund V; (ii) warrants to purchase 25,996,552 shares of Common Stock having an exercise price of $0.1003 per share to Fund V; (iii) 495,400 shares of Common Stock at a purchase price of $0.1003 per share to Co-Investment V; and (iv) warrants to purchase 495,400 shares of Common Stock having an exercise price of $0.1003 per share to Co-Investment V (collectively, the “2014 Securities”) (collectively, the “December 2014 Transaction”). The December 2014 Purchase Agreement is attached to this Amendment No. 3 as Exhibit 99.4 and is incorporated herein by this reference. The Reporting Persons acquired the 2014 Securities for investment purposes with the aim of increasing the value of the investment and the Issuer.

On July 29, 2016, Fund V and Co-Investment V entered into a Securities Purchase Agreement (the “July 2016 Purchase Agreement”) with the Issuer and the other purchasers party thereto. Pursuant to the July 2016 Purchase Agreement, the Issuer sold: (i) 29,616,700 shares of the Issuer’s Common Stock at a purchase price of $0.0994 per share to Fund V; (ii) warrants to purchase 29,616,700 shares of Common Stock having an exercise price of $0.0994 per share to Fund V; (iii) 564,386 shares of Common Stock at a purchase price of $0.0994 per share to Co-Investment V; and (iv) warrants to purchase 564,386 shares of Common Stock having an exercise price of $0.0994 per share to Co-Investment V (collectively, the “2016 Securities”) (collectively, the “July 2016 Transaction”). The July 2106 Purchase Agreement is attached to this Amendment No. 3 as Exhibit 99.6 and is incorporated herein by this reference. The Reporting Persons acquired the 2016 Securities for investment purposes with the aim of increasing the value of the investment and the Issuer.

The following paragraphs discuss the plans and proposals of the Reporting Persons which relate to or result in the matters enumerated in Item 4 of this Amendment No. 3 as of the date of the filing. No representation is made and no reference should be drawn from omission that such plans and proposals will not change or that new plans or proposals will not be developed in the future.

Pursuant to the terms of the July 2016 Purchase Agreement, Fund V shall have the right to designate one Class II director and one Class III director to the Board. Fund V designated Dayton Misfeldt, a member of Management V, as the Class II director and Lionel Carnot, a member of Management V, as the Class III director.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are amended and restated in their entirety to read as follows:

(a)(b)

Reporting Person	Shares Held Directly		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership (1)	Percentage of Class (2)
Fund V	146,554,566	(5)	—	149,347,361	—	149,347,361	149,347,361	49.5%
Co-Investment V	2,792,795	(6)	—	149,347,361	—	149,347,361	149,347,361	49.5%
Management V(3)	—		149,347,361	—	149,347,361	—	149,347,361	49.5%
BCC(4)	—		149,347,361	—	149,347,361	—	149,347,361	49.5%

(1)	Fund V and Co-Investment V constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.
(2)	This percentage is calculated based upon 229,329,744 shares of the Issuer’s common stock outstanding as of July 29, 2016 (immediately following the closing of the July 2016 Transaction described in this Amendment No. 3), adjusted as required by rules promulgated by the SEC.
(3)	Management V holds no shares of common stock directly. Management V is deemed to have beneficial ownership of common stock owned by Fund V and Co-Investment V due to its role as general partner of such funds. Investment and voting decisions by Management V are exercised by BCC as manager.
(4)	BCC holds no shares of common stock directly. Due to its role as manager of Management V, BCC is deemed to have beneficial ownership of common stock deemed to be beneficially owned by Management V.
(5)	Includes 70,753,850 shares of Common Stock issuable upon the exercise of warrants issued to Fund V pursuant to the May 2013 Transaction, the December 2014 Transaction and the July 2016 Transaction.
(6)	Includes 1,348,310 shares of Common Stock issuable upon the exercise of warrants issued to Co-Investment V pursuant to the May 2013 Transaction, the December 2014 Transaction and the July 2016 Transaction.

(c)	See Item 4 of this Amendment No. 3.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by this reference.

Pursuant to the terms of the May 2013 Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “May 2013 Registration Rights Agreement”) with Fund V, Co-Investment V and certain other stockholders of the Issuer, pursuant to which the Issuer was required to file a registration statement on Form S-1 within 45 days of the closing date to cover the resale of, among other shares, the shares of Common Stock sold to Fund V and Co-Investment V in the transaction and the shares of Common Stock underlying the warrants. The May 2013 Registration Rights Agreement is attached to this Amendment No. 3 as Exhibit 99.3 and is incorporated herein by this reference.

Pursuant to the terms of the December 2014 Purchase Agreement, the Issuer entered into a second Registration Rights Agreement (the “December 2014 Registration Rights Agreement”) with Fund V, Co-Investment V and certain other stockholders of the Issuer, pursuant to which the Issuer is required to file a registration statement on Form S-1 within 45 days of the closing date to cover the resale of, among other shares, the shares of Common Stock sold to Fund V and Co-Investment V in the transaction and the shares of Common Stock underlying the warrants. The December 2014 Registration Rights Agreement is attached to this Amendment No. 3 as Exhibit 99.5 and is incorporated herein by this reference.

Pursuant to the terms of the July 2016 Purchase Agreement, the Issuer entered into a third Registration Rights Agreement (the “July 2016 Registration Rights Agreement”) with Fund V, Co-Investment V and certain other stockholders of the Issuer, pursuant to which the Issuer is required to file a registration statement on Form S-1 within 45 days of the closing date to cover the resale of, among other shares, the shares of Common Stock sold to Fund V and Co-Investment V in the transaction and the shares of Common Stock underlying the warrants. The July 2016 Registration Rights Agreement is attached to this Amendment No. 3 as Exhibit 99.7 and is incorporated herein by this reference.

Other than as described in this Amendment No. 3, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement (Previously filed with the Statement on Schedule 13D filed with the SEC on May 22, 2013).

99.2	Common Stock Purchase Agreement, dated May 17, 2013, by and among Issuer, Fund V, Co-Investment V and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 20, 2013).

99.3	Registration Rights Agreement, dated May 17, 2013, by and among the Issuer, Fund V, Co-Investment V and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 20, 2013).

99.4	Securities Purchase Agreement, dated December 23, 2014, by and among Issuer, Fund V, Co-Investment V and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 23, 2014).

99.5	Registration Rights Agreement, dated December 23, 2014, by and among the Issuer, Fund V, Co-Investment V and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 23, 2014).

Exhibit No.	Description of Exhibit

99.6	Securities Purchase Agreement, dated July 29, 2016, by and among Issuer, Fund V, Co-Investment V and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 1, 2016).

99.7	Registration Rights Agreement, dated July 29, 2016, by and among the Issuer, Fund V, Co-Investment V and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 1, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2016

/s/ Fred Craves, Ph.D.
Fred Craves, Ph.D., Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.